Clarification of the report "CHT to subsidize NT$10 billion for 4G handsets" and "4G operators begin base stations procurement-CHT 2014 revenue guidance"

Date of events: 2013/12/23

Contents:

1.	Date of occurrence of the event: 2013/12/23

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Economic Daily News

6.	Content of the report: CHT board of directors approved 2014 revenue guidance and capex budget;

CHT will subsidize NT$10 billion for 4G handsets.

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The Company has not completed its guidance for 2014 yet and relevant information will be announced after all internal process completed. In addition, the report in regard to 4G handset subsidies is merely the reporter's speculation.